Exhibit 99.1

CBL International Announces Regaining Compliance with Nasdaq Minimum Bid Price Requirement

KUALA LUMPUR, Malaysia, August 4, 2026 — CBL International Limited (“CBL International”) and its subsidiaries (collectively, the “Company,” “we,” “us,” or “our company”) (Nasdaq: BANL), an established marine fuel logistics company providing one-stop solution for vessel refueling, today announced that on August 3, 2026, the Company received a formal notification letter from the Nasdaq Listing Qualifications Department confirming that the Company has regained compliance with the minimum bid price requirement for continued listing on The Nasdaq Stock Market.

Previously on August 12, 2025, Nasdaq notified the Company that its listed securities failed to maintain a minimum closing bid price of $1.00 per share over the previous 30 consecutive business days, as required by the Nasdaq Listing Rule 5550(a)(2). The Company was provided 180 calendar days, or until February 9, 2026, to regain compliance with the Nasdaq continued listing requirement. On February 10, 2026, the Company received a letter from Nasdaq advising that the Company had been granted an additional 180-day extension, or until August 10, 2026, to regain compliance with the minimum bid price requirement. Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for listing on Nasdaq, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. On July 20, 2026, the Company effected a 1-for-13 share consolidation of its Class A ordinary shares and Class B ordinary shares. Beginning with the opening of trading on July 20, 2026, the Class B ordinary shares of the Company began to trade on a post-share consolidation basis on the Nasdaq Capital Market under the same symbol “BANL” but under a new CUSIP number of G1991X133.

The recent notification from Nasdaq indicated that for the 20 consecutive business days, from July 20, 2026 to July 31, 2026, the closing bid price of the Company’s Class B ordinary shares was at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and Nasdaq has stated that this matter is now closed.

About CBL International Limited

CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistics company based in the Asia Pacific region that was established in 2015. We are committed to providing customers with one-stop solution for vessel refueling, which is referred to as a bunkering facilitator in the bunkering industry. We facilitate vessel refueling mainly through local physical suppliers in over 70 major ports covering Australia, Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Netherlands, Panama, the Philippines, Singapore, Taiwan, Thailand, Turkey, and Vietnam. While the Group’s primary focus remains on its established bunkering facilitation services, it has taken a measured step to broaden its presence in the sustainable energy supply chain through the distribution of sustainable fuel materials and biofuel supply. The Group actively promotes the use of alternative fuels and holds the ISCC EU and ISCC Plus certifications, as well as an EcoVadis Silver Medal. For more information about our company, please visit our website at https://www.banle-intl.com.

Forward Looking Statements

Certain statements in this announcement constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s financial results filings with the U.S. Securities and Exchange Commission.

CONTACTS

CBL International Limited

Investor Relations Department

Email: investors@banle-intl.com